Exhibit 99(i)

Nur die deutsche Version des Darlehensvertrags ist ausschließlich rechtlich verbindlich. Die englische Fassung ist unverbindlich.
The German version of the Loan Agreement is the only legally binding version. The English translation is for convenience only.

DARLEHENSVERTRAG
(der ,,Vertrag”)
zwischen
Qimonda Finance LLC,
Cary, North Carolina
(die ,,Anleiheschuldnerin”)
und
Qimonda AG,
München
(,,Qimonda AG”)
LOAN AGREEMENT
(the “Agreement”)
between
Qimonda Finance LLC,
Cary, North Carolina
(the “Issuer”)
and
Qimonda AG,
Munich
(“Qimonda AG”)

Präambel:
(A)	Die Anleiheschuldnerin, die Qimonda AG und ein Konsortium von Banken und Finanzinstituten (die “Underwriter”) unter der Führung der Citigroup Global Markets Inc., der Credit Suisse Securities (USA) LLC und der Deutsche Bank Securities Inc. haben einen Übernahmevertrag abgeschlossen (wie von Zeit zu Zeit geändert, ergänzt oder neugefasst, der ,,Übernahmevertrag”), wonach sich die Anleiheschuldnerin verpflichtet hat, Wandelschuldverschreibungen (die ,,Schuldverschreibungen”) im Gesamtnennbetrag von U.S.$ 217.647.000 zu begeben und an die Underwriter zu verkaufen. Der Übernahmevertrag sieht vor, dass die Begebung und die Übernahme der Schuldverschreibungen am 13. Februar 2008 oder einem anderen zwischen der Anleiheschuldnerin, der Qimonda AG, der Citigroup Global Markets Inc., der Credit Suisse Securities (USA) LLC und der Deutsche Bank Securities Inc. handelnd im eigenen Namen und im Namen der anderen Underwriter vereinbarten Termin (der ,,Erste Zahltag”) erfolgen. Im Übernahmevertrag hat die Anleiheschuldnerin den Konsortialbanken die Option eingeräumt, bis zu U.S.$ 30.470.000 Gesamtnennbetrag an zusätzlichen Schuldverschreibungen zu erwerben um Mehrzuteilungen zu decken (die ,,Greenshoe Option“); die Schuldverschreibungen bezüglich derer die Greenshoe Option von den Konsortialbanken ausgeübt wird, werden in diesem Vertrag als ,,Greenshoe Schuldverschreibungen“ bezeichnet, und der Tag der Begebung und der Übernahme der Greenshoe Schuldverschreibungen gemäß den Bestimmungen des Übernahmevertrags als ,,Greenshoe Zahltag“.
WHEREAS:
(A)	The Issuer, Qimonda AG and a syndicate of banks and financial institutions (the “Underwriters”) under the lead management of Citigroup Global Markets Inc, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. have entered into an underwriting agreement (as amended, supplemented or restated from time to time, the “Underwriting Agreement”) pursuant to which the Issuer has undertaken to issue and sell to the Underwriters convertible notes (the “Notes”) in the aggregate principal amount of U.S.$ 217,647,000. The Underwriting Agreement provides that the issue and purchase of the Notes shall be effected on February 13, 2008, or such other date as the Issuer, Qimonda AG, Citigroup Global Markets Inc, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acting for itself and on behalf of the Other Underwriters may agree (the “Initial Closing Date”). In the Underwriting Agreement the Issuer has granted the Underwriters an option to purchase up to U.S.$ 30,470,000 aggregate principal amount of Notes to cover over-allotments (the “Greenshoe Option“); the Notes as to which the Greenshoe Option is exercised by the Underwriters are herein referred to as the “Greenshoe Notes”, and the day on which the Greenshoe Notes are issued and purchased pursuant to the terms of the Underwriting Agreement is herein referred to as the “Greenshoe Closing Date”.

(B)	Die Anleiheschuldnerin hat sich im Übernahmevertrag verpflichtet, den vollständigen Emissionserlös aus den gemäß (A) begebenen Schuldverschreibungen (einschließlich des Emissionserlöses aus der Ausgabe von Greenshoe Schuldverschreibungen) (der “Emissionserlös”) ohne Abzüge als Darlehen (das ,,Darlehen”) an die Qimonda AG weiterzuleiten.
(B)	The Issuer has undertaken in the Underwriting Agreement to pass on to Qimonda AG the full proceeds from the issue of the Notes (including the proceeds from the issue of any Greenshoe Notes) pursuant to (A) (the “Proceeds”) without any deduction by way of loan (the “Loan”).

(C)	Die Schuldverschreibungen werden unter einer zwischen der Anleiheschuldnerin, der Qimonda AG und der Deutsche Bank Trust Company Americas, als Trustee und Wandlungsstelle, abgeschlossenen Indenture (die ,,Base Indenture”, wie durch eine Supplemental Indenture No. 1 (die ,,Supplemental Indenture“) abgeändert, die ,,Indenture“) begeben, die als Anlage 1 beigefügt is.
(C)	The Notes will be governed by an Indenture entered into among the Issuer, Qimonda AG and Deutsche Bank Trust Company Americas, as trustee and conversion agent (the “Base Indenture”, as supplemented by Supplemental Indenture No. 1 (the “Supplemental Indenture”), the “Indenture”), which is set forth in Exhibit 1.

Dies vorausgeschickt, kommen die Parteien wie folgt überein:
Now, therefore, it is agreed as follows:

§1
Definitionen
In diesem Vertrag haben Begriffe, die in der Indenture definiert sind, die gleiche Bedeutung wie in der Indenture, soweit sie nicht in diesem Vertrag anderweitig definiert sind.
§1
Definitions
In this Agreement terms defined in the Indenture shall have the same meaning herein, unless otherwise defined herein.

§2
Das Darlehen
(1)	Die Anleiheschuldnerin gewährt der Qimonda AG vorbehaltlich der Auszahlung des Emissionserlöses an die Anleiheschuldnerin am Zahltag ein Darlehen im Nennbetrag von U.S.$ 217.647.000 (der ,,Ursprüngliche Darlehensbetrag”). Im Falle der Ausübung der Greenshoe Option durch die Konsortialbanken erhöht sich der Darlehensbetrag am Greenshoe Zahltag um den Gesamtnennbetrag der Greenshoe Schuldverschreibungen (der ,,Greenshoe Darlehensbetrag“ und zusammen mit dem Ursprünglichen Darlehensbetrag, der ,,Darlehensbetrag“).
§2
The Loan
(1)	Subject to disbursement to the Issuer of the Proceeds on the Closing Date, the Issuer grants to Qimonda AG a loan in the principal amount of U.S.$ 217,647,000 (the “Initial Loan Amount”). In case of an exercise of the Greenshoe Option by the Underwriters, the loan amount shall be increased by the aggregate principal amount of the Greenshoe Notes as of the Greenshoe Closing Date (the “Greenshoe Loan Amount” and, together with the Initial Loan Amount, the “Loan Amount”).

(2)	Der Ursprüngliche Darlehensbetrag ist am Zahltag, und ein allfälliger Greenshoe Darlehensbetrag ist am Greenshoe Zahltag an die Qimonda AG auszuzahlen.
(2)	The Initial Loan Amount shall be disbursed to Qimonda AG on the Closing Date and any Greenshoe Loan Amount shall be disbursed to Qiminoda AG on the Greenshoe Closing Date.

(3)	Die Auszahlung des Darlehensbetrages erfolgt, indem die Underwriter den jeweiligen Emissionserlös ohne Abzüge auf ein von der Anleiheschuldnerin bestimmtes Konto der Anleiheschuldnerin bzw. auf schriftliche Anweisung der Anleiheschuldnerin auf ein Konto der Qimonda AG zahlen und (im Fall einer Zahlung auf ein Konto der Anleiheschuldnerin) die Anleiheschuldnerin unverzüglich diesen Emissionserlös auf ein von der Qimonda AG bestimmtes Konto der Qimonda AG auszahlt. In jedem Fall erfolgt die Auszahlung des Darlehensbetrags auf ein in Euro geführtes Konto der Qimonda AG, so dass der Darlehensbetrag auf diesem Konto in Euro verbucht wird. Der Erhalt der Auszahlung in Euro durch die Qimonda AG ändert jedoch nichts daran, dass der Darlehensbetrag auf U.S.$ lautet und demgemäß auch die Zahlungsansprüche der Anleiheschuldnerin gegen die Qimonda AG aus dem Darlehen auf U.S.$ lauten und von der Qimonda AG in U.S.$ zu erfüllen sind. Jedes Recht der Aufrechnung gegen Ansprüche der Qimonda AG mit Ansprüchen aus dem Darlehen ist ausgeschlossen.
(3)	Disbursements of the Loan Amount shall be effected by the Underwriters’ paying the relevant Proceeds without deduction to an account of the Issuer specified by the Issuer or, upon written instruction by the Issuer, to an account of Qimonda AG and (in case of payment to an account of the Issuer) by the Issuer’s immediate on-payment of such Proceeds to an account of Qimonda AG specified by Qimonda AG. The payment of the Loan Amount will be made to a Euro-denominated account of Qimonda AG so that the Loan Amount will be credited to such account in Euro. The receipt of the payment in Euro by Qimonda AG does not alter, however, the U.S.$ denomination of the loan amount, meaning that the payment claims of the Issuer against Qimonda AG under the Loan Agreement are denominated in U.S.$ and have to be satisfied by Qimonda AG by payments in U.S.$. Any right to set-off claims arising from the Loan against claims of Qimonda AG shall be excluded.

§3
Sicherungsabtretung
(1)	Am Zahltag (beziehungsweise am Greenshoe Zahltag im Falle des Greenshoe Darlehensbetrags) wird die Anleiheschuldnerin die Ansprüche gemäß § 4(2) dieses Vertrages auf Zahlung des Kapitals des Darlehens in Höhe sämtlicher Zugehörigen Darlehensansprüche an die für Rechnung der Anleihegläubiger handelnde Deutsche Bank Trust Company Americas in Übereinstimmung mit dem als Anlage 2 beigefügten Abtretungsvertrag als Sicherheit für die Ansprüche auf Zahlung des Kapitals aus den Schuldverschreibungen abtreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen, der dem Zugehörigen Darlehensanspruch entspricht.
§3
Security Assignment
(1)	As of the Closing Date (or, with respect to the Greenshoe Loan Amount, as of the Greenshoe Closing Date), the Issuer shall assign the claims under § 4(2) of this Agreement for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims to Deutsche Bank Trust Company Americas acting on account of the Noteholders as security for the claims for payment of principal of the Notes in accordance with the assignment agreement attached hereto as Exhibit 2. A partial amount of the Loan equal to the Appertaining Claim shall be attributable to each Note.

(2)	Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung geht auch der Zugehörige Darlehensanspruch über, ohne dass es dafür einer besonderen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung des Zugehörigen Darlehensanspruchs, ist nichtig. Bei Wandlung von Schuldverschreibungen entsprechend den Bestimmungen der Indenture geht der Zugehörige Darlehensanspruch mit der Übertragung der Schuldverschreibungen auf die Qimonda AG über und erlischt damit.
(2)	The Appertaining Claim related to each Note is undetachable from the relevant Note. Any transfer of a Note results in the transfer of the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of a conversion of Notes pursuant to the terms of the Indenture, by transferring Notes the Appertaining Claim shall pass to Qimonda AG and expire therewith.

(3)	Sämtliche weiteren Zahlungsansprüche aus diesem Vertrag, insbesondere die Ansprüche auf Zahlung von Zinsen, verbleiben bei der Anleiheschuldnerin und werden nicht abgetreten.
(3)	All further claims for payment under this Agreement, in particular the claims for payment of interest, shall remain with the Issuer and are not assigned.

§4
Zinsen; Rückzahlungen; Konfusion
(1)	Der Darlehensbetrag wird mit einem gesondert festzulegenden jährlichen Zinssatz verzinst. Falls und insoweit gemäß den Bestimmungen der Indenture zusätzliche Beträge (Additional Amounts, wie in der Indenture definiert) bezüglich der Schuldverschreibungen zu zahlen sind, erhöhen sich die Zinsen auf den Darlehensbetrag um solche Additional Amounts. An jedem Tag, an dem die Zahlung von Zinsen auf die Schuldverschreibungen fällig wird, wird ein Betrag, der mindestens diesen Zinsen entspricht, als Zinsen auf das Darlehen fällig. Falls die Fälligkeit von Zahlungen auf die Schuldverschreibungen gemäß Section 203(d) der Supplemental Indenture hinausgeschoben wird, wird die Fälligkeit von Zahlungen auf das Darlehen in gleicher Weise hinausgeschoben. Sind Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen, so werden sie berechnet auf der Grundlage eines Jahres von 360 Tagen mit 12 Monaten zu jeweils 30 Tagen.
§4
Interest; Repayments; Discharge
(1)	The Loan Amount shall bear interest at a rate per annum to be separately agreed. If and to the extent that Additional Amounts (as defined in the Indenture) are payable on the Notes pursuant to the terms of the Indenture, the interest payable on the Loan Amount shall be increased by such Additional Amounts. On each date on which payment of any interest in respect of the Notes becomes due an amount equal to at least such interest shall be payable as interest on the Loan. In case the due date for payments on the Notes has been extended pursuant to Section 203(d) of the Supplemental Indenture, the due date of the payments on the Loan shall be extended accordingly. If it is necessary to calculate interest for a period of less than one year, interest shall be calculated on the basis of a 360-day year of twelve 30-day months.

(2)	An dem Tag, an dem Kapital auf die Schuldverschreibungen (ob zum Endfälligkeitstermin (Final Maturity Date) (Section 208 der Supplemental Identure) oder davor gemäß Section 501, 501-1 oder 501-2 der Supplemental Indenture oder Section 502 der Base Indenture) fällig und zahlbar ist, oder an dem die Anleiheschuldnerin gemäß Section 505 der Supplemental Indenture verpflichtet ist, Schuldverschreibungen zurückzukaufen, ist das Darlehen in Höhe der Zugehörigen Darlehensansprüche zur Rückzahlung fällig.
(2)	On each date on which principal in respect of the Notes is due and payable (whether on the Final Maturity Date (Section 208 of the Supplemental Indenture) or prior thereto pursuant to Section 501, 501-1 or 501-2 of the Supplemental Indenture or Section 502 of the Base Indenture), or on which the Issuer is obligated pursuant to Section 505 of the Supplemental Indenture to repurchase Notes, the Loan shall be due for repayment in an amount equal to the respective Appertaining Claims.

(3)	Bei Wandlung von Schuldverschreibungen entsprechend den Bestimmungen der Indenture erlöschen mit der Übertragung von Schuldverschreibungen an die Qimonda AG sämtliche Rechte und Ansprüche aus diesem Darlehensvertrag in Höhe der Zugehörigen Darlehensansprüche der gelieferten Schuldverschreibungen. Diese Rechtsfolge tritt unabhängig davon ein, ob der Zugehörige Darlehensanspruch mit der Lieferung der Schuldverschreibungen an die Qimonda AG tatsächlich übergegangen ist.
(3)	In the event of a conversion of Notes pursuant to the terms of the Indenture by the transfer of the Notes to Qimonda AG all rights and claims under this Loan Agreement shall extinguished in the amount of the Appertaining Claim of the delivered Notes. This shall apply irrespective whether the Appertaining Claim has in fact been transferred in connection with the delivery of the Notes to Qimonda AG.

(4)	Die Qimonda AG wird die ihr nach Section 402 der Supplemental Indenture übertragenen Schuldverschreibungen unverzüglich auf die Anleiheschuldnerin übertragen und Ansprüche aus den übertragenen Schuldverschreibungen nicht geltend machen. Die Anleiheschuldnerin wird die Schuldverschreibungen entwerten.
(4)	Qimonda AG will transfer Notes transferred to it pursuant to Section 402 of the Supplemental Indenture forthwith to the Issuer and will not exercise any rights in relation to such Notes. The Issuer will cancel such Notes.

§5
Steuern
Sämtliche Zahlungen auf das Darlehen sind ohne Einbehalt oder Abzug von oder wegen gegenwärtiger oder zukünftiger Steuern, Abgaben oder amtlicher Gebühren gleich welcher Art, die von oder in der Bundesrepublik Deutschland oder den Vereinigten Staaten von Amerika oder von oder für Rechnung einer dort zur Steuererhebung ermächtigten Gebietskörperschaft oder Behörde auferlegt, erhoben, oder eingezogen werden, zu leisten, es sei denn, die Qimonda AG ist gesetzlich verpflichtet, solche Steuern oder Abgaben einzubehalten oder abzuziehen. Die Parteien sind darüber einig, dass etwaige Einbehalte oder Abzüge auf Kapital des Darlehens gemäß Satz (1) den Darlehensbetrag nicht reduzieren.
§5
Taxes
All payments on the Loan shall be made without withholding or deduction of any present or future taxes, duties or governmental charges of whatever nature imposed, levied or withheld by or in the Federal Republic of Germany or the United States of America or by or on behalf of any political subdivision or authority thereof or therein having power to tax, unless Qimonda AG is required by law to withhold or deduct such taxes or duties. The parties agree that any withholdings or deductions on principal of the Loan pursuant to sentence (1) shall not reduce the Loan Amount.

§6
Änderung oder Aufhebung dieses Vertrages
Die Anleiheschuldnerin und die Qimonda AG verpflichten sich, die Bestimmungen dieses Vertrages nicht zu ändern oder aufzuheben und alles zu unterlassen, was die Rechte der Anleihegläubiger aus der Sicherungsabtretung (§ 3) berühren könnte, es sei denn, eine solche Änderung oder Aufhebung dieses Vertrages oder sonstige Maßnahme beeinträchtigt die Rechte der Anleihegläubiger zur Wandlung gemäß § 194 Abs. 1 Satz 2 AktG nicht.
§6
Amendment or Termination of this Agreement
The Issuer and Qimonda AG undertake not to amend or terminate any provisions of this Agreement and to refrain from anything that could affect the rights of the Noteholders under the security assignment (§ 3) unless such amendment or termination of this Agreement or other action does not impair the rights of the Noteholders to convert Notes in accordance with § 194(1)(2) of the German Stock Corporation Act.

§7
Verzicht auf Gegenrechte
Die Qimonda AG verzichtet hinsichtlich sämtlicher Ansprüche der Anleiheschuldnerin aus diesem Vertrag auf die Geltendmachung der Aufrechnung, von Zurückbehaltungsrechten, Pfandrechten oder Gegenansprüchen.
§7
Waiver of Counter Rights
With respect to all claims of the Issuer under this Agreement, Qimonda AG agrees not to assert any rights of set-off, retention rights, liens or counter-claims.

§8
Sonstiges
(1)	Dieser Vertrag und sämtliche Rechte und Pflichten aus diesem Vertrag bestimmen sich nach dem Recht der Bundesrepublik Deutschland.
§8
Miscellaneous
(1)	This Agreement and all rights and obligations deriving therefrom shall be governed by the laws of the Federal Republic of Germany.

(2)	Ausschließlich zuständig für alle Klagen oder sonstige Verfahren aus oder im Zusammenhang mit diesem Vertrag gegen die Qimonda AG ist das Landgericht München, Bundesrepublik Deutschland.
(2)	Any action or other legal proceedings against Qimonda AG arising under or in connection with this Agreement shall be brought exclusively in the District Court (Landgericht) in Munich, Federal Republic of Germany.

(3)	Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Die unwirksame Bestimmung gilt als durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlichen Zweck der unwirksamen Bestimmung soweit wie rechtlich möglich Rechnung trägt.
(3)	Should any provision of this Agreement be or become void in whole or in part, the other provisions shall remain in force. The void provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purpose of the void provision.

(4)	Die deutsche Fassung dieses Darlehensvertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.
(4)	The German version of this Loan Agreement shall be the only legally binding version. The English translation is for convenience only.

Cary, North Carolina, 13. Februar 2008
Qimonda Finance LLC
Cary, North Carolina, February 13, 2008
Qimonda Finance LLC

München, 13. Februar 2008
Qimonda AG
Munich, February 13, 2008
Qimonda AG